Exhibit 27(d)(x)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY,

domiciled in New York

This Endorsement is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. All other terms and conditions of your Contract remain unchanged. In this Endorsement, “we” “our” and “us” mean Equitable Financial Life Insurance Company and “you” and “your” mean the Owner.

The Effective Date of this Endorsement is your Contract Date.

The following replaces the existing Section in your Contract:

SECTION 9.05 CHANGE IN OWNER

You may request to change the Owner designation by sending us a signed and dated request. We will not be bound by the change of Owner until we accept it. Any changes in Owner, unless otherwise specified by the Owner, shall take effect on the date the request is signed by the Owner, subject to any payments made or actions taken by us prior to receipt of this request. With respect to changes of Owner that we accept, unless otherwise specified by you, the change will take effect on the date you sign the change of Owner request, except that it will not apply to any payment we make or other action we take before we accept the change of Owner. To the extent allowed by state law, we may refuse our consent to any change of owner on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. We will notify you in writing if we reject your request to change the Owner.

The following replaces the existing Section in your Contract:

SECTION 9.06 ASSIGNMENTS AND TRANSFERABILITY

You may request to assign or transfer your rights under the Contract by sending us a signed and dated request. We will not be bound by an assignment until we accept it. Your rights and those of any other person referred to in this Contract will be subject to the assignment. We assume no responsibility for the validity of an assignment. An absolute assignment will be considered as a change of ownership to the assignee. With respect to assignments that we accept, unless otherwise specified by you, the assignment will take effect on the date you sign the assignment notice, except that it will not apply to any payment we make or other action we take before we accept the assignment. To the extent allowed by state law, we may refuse our consent to any assignment on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. We will notify you in writing if we reject your request to assign the Contract.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

Mark Pearson,	José Ramón González
Chief Executive Officer	Chief Legal Officer and Secretary

2024ENASSIGN